Eversheds Sutherland (US) LLP 700 Sixth Street, NW, Suite 700 Washington, DC 20001-3980 D: +1 202.383.0176 F: +1 202.637.3593 stevenboehm@ eversheds-sutherland.com

October 26, 2018

VIA EDGAR

Dominic Minore, Senior Counsel

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, D.C. 20549

Re:	GSV Capital Corp.

Post-Effective Amendment No. 5 to the Registration Statement on Form N-2

File No. 333-191307

Dear Mr. Minore:

On behalf of GSV Capital Corp. (the “Company”), set forth below are the Company’s responses to the oral comments provided by the staff of the Division of Investment Management (the “Staff”) of the Securities and Exchange Commission (the “Commission”) to the Company on October 15, 2018, which relate to the Company’s Post-Effective Amendment No. 5 to the Registration Statement on Form N-2 (File No. 333-191307) filed with the Commission on September 28, 2018 (the “Registration Statement”).

The Staff’s comments are set forth below in italics and are followed by the Company’s responses. Where revisions to the Registration Statement are referenced in the responses set forth below, such revisions have been included in Post-Effective Amendment No. 6 to the Registration Statement (the “Amended Registration Statement”) filed concurrently with this letter, unless indicated otherwise.

Comment No. 1: The Staff refers to the following disclosure in footnote 5 of the fees and expenses table on page 14 of the Registration Statement, under the heading “Fees and Expenses”:  “Effective February 1, 2018, pursuant to the Waiver Agreement, the base management fee payable to GSV Asset Management is 1.75%, a 0.25% reduction from the 2.00% base management fee payable under the Investment Advisory Agreement.” The Staff notes that GSV Asset Management, LLC’s (the “Adviser”) management fee waiver is open-ended with no specific termination date. In order for the Company to present a fee waiver line item in the fees and expenses table, the waiver must remain in effect for a period of at least 12 months from the date of the prospectus included in the Registration Statement (the “Prospectus”). Please revise the disclosure to confirm that the management fee waiver will remain in effect for a period of 12 months from the date of the Prospectus or remove such disclosure and any other similar disclosure in the Registration Statement. Please also confirm, on a supplemental basis, that the Company will include a fee waiver line item in the fees and expenses table of any supplement to the Prospectus only if such fee waiver will be in effect for at least 12 months from the date of such supplement and that the Company will include disclosure confirming such, if applicable.

U.S. Securities and Exchange Commission Division of Investment Management October 26, 2018 Page 2

Response: The Company has revised page 14 of the Amended Registration Statement to confirm that the management fee waiver will remain in effect for a period of at least 12 months from the date of the Prospectus. In addition, the Company confirms, on a supplemental basis, that the Company will include a fee waiver line item in the fees and expenses table of any supplement to the Prospectus only if such fee waiver will be in effect for at least 12 months from the date of such supplement and that the Company will include disclosure confirming such, if applicable.

Comment No. 2: The Staff refers to the following disclosure in footnote 5 of the fees and expenses table on page 14 of the Registration Statement, under the heading “Fees and Expenses”:

Under the Waiver Agreement, GSV Asset Management also waived its base management fee on any cash balances for the period from February 1, 2018 to the maturity on September 15, 2018 of our 5.25% Convertible Senior Notes due 2018, at which time we repaid the remaining outstanding aggregate principal amount of the 5.25% Convertible Senior Notes due 2018, including accrued but unpaid interest.

The Staff notes that the Company’s 5.25% Convertible Senior Notes due 2018 were repaid in full on September 15, 2018 and are no longer outstanding. As a result, the Adviser is no longer waiving the management fee on the Company’s cash balances. Because the disclosure in the fees and expenses table is forward-looking, please revise the disclosure to make clear that, after September 15, 2018, the Company’s cash balances are included for purposes of calculating the Adviser’s management fee and make any other necessary conforming changes throughout the Registration Statement with respect to the management fee waiver on cash balances. In addition, please confirm on a supplemental basis whether the figures in the fees and expense table in the Registration Statement reflect the fact that the Company is paying the full management fee on its cash balances or revise the disclosure accordingly.

Response: The Company has revised page 14 of the Amended Registration Statement to remove reference to the temporary waiver of management fees on the Company’s cash balances, has included management fees on the Company’s cash balances in the calculations on page 14 of the Amended Registration Statement, and has made conforming changes throughout the Registration Statement, as applicable. In addition, the Company has revised pages 5, 11, 79 and 103 of the Amended Registration Statement to reflect the fact that the Company is paying the full management fee on its cash balances going forward.

Comment No. 3: The Staff refers to the following disclosure in footnote 1 on page 19 of the Registration Statement, under the heading “Selected Quarterly Financial Data”: “Of such amount, $5.0 million relates to the one-time forfeiture of $5.0 million of then-accrued incentive fees under the Waiver Agreement.” Please revise the referenced disclosure, on page 19 and throughout the Registration Statement, as applicable, to make clear to investors that an aggregate of $5.0 million of the Company’s net increase in net assets resulting from operations during the three months ended March 31, 2018 is a direct result of the one-time forfeiture of $5.0 million of then-accrued incentive fees under the Adviser’s fee waiver agreement.

U.S. Securities and Exchange Commission Division of Investment Management October 26, 2018 Page 3

Response: The Company has revised page 19 of the Amended Registration Statement and has made conforming changes throughout the Amended Registration Statement in response to the Staff’s comment.

* * *

If you have any questions or additional comments concerning the foregoing, please contact me at (202) 383-0176 or Payam Siadatpour at (202) 383-0278.

Sincerely,

/s/ Steven B. Boehm
Steven B. Boehm

cc:	Mark Klein, GSV Capital Corp.

Allison Green, GSV Capital Corp.

Payam Siadatpour, Eversheds Sutherland (US) LLP